K&L GATES LLP
1601 K STREET, N.W.
WASHINGTON, DC 20006
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April 28, 2025

VIA EDGAR

Mr. Aaron Brodsky

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Carillon Series Trust, Post-Effective Amendment No. 115
(Registration Nos. 033-57986; 811-07470)

Dear Mr. Brodsky:

The following are the responses by and on behalf of Carillon Series Trust (the “Registrant”) to the comments that you provided by telephone on April 14 and 21, 2025 to Kathy Kresch Ingber and Jacob M. Derr regarding your review of Post-Effective Amendment No. 115 (“PEA No. 115”) to the Registrant’s registration statement on Form N-1A (“Registration Statement”), pertaining to the Carillon Chartwell Small Cap Fund (the “Fund”), a series of the Registrant. PEA No. 115 was filed with the Securities and Exchange Commission (“SEC”) on February 28, 2025, pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

Your comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used but not defined herein have the same meanings as in the Registration Statement. The Registrant believes that the responses below fully address the comments of the SEC staff (“Staff”). Unless noted otherwise, where the same, or substantially the same, disclosure appears in multiple locations in the Registration Statement, the Registrant will reflect the changes in disclosure set forth below each time such disclosure appears.

1. In the table (“Fee Table”) in the “Fees and expenses of the fund” section of the Summary, include a line item for Acquired Fund Fees and Expenses (“AFFEs”) or explain supplementally why it is not necessary.

The AFFEs do not exceed 0.01% of the Fund’s average net assets. Therefore, AFFEs are reflected in Other Expenses, as permitted by Form N-1A, Item 3, Instruction 3(f)(i).

2. Revise footnote (b) to the Fee Table to state that “[a]ny reimbursement of fund expenses or reduction in Carillon’s investment advisory fee is subject to recoupment by the Fund within the following two fiscal years, provided that such recoupment will not cause the fund’s expense ratio to exceed both the expense cap at the time such amounts were waived or the fund’s then-current expense cap.”

The wording of footnote (b) is consistent with the disclosure requested by the Staff in Comment 13 to the Registrant’s Registration Statement on Form N-14, which was filed with the SEC on January 22, 2025, and subsequently withdrawn. Nevertheless, the Fund has changed the sentence in footnote (b) as follows:

Securities and Exchange Commission

April 28, 2025

Any reimbursement of fund expenses or reduction in Carillon’s investment advisory fee is subject to recoupment by Carillon within the following two fiscal years, provided that such recoupment will not cause the fund’s expense ratio to exceed ~~either~~ both the expense cap at the time such amounts were waived or the fund’s then-current expense cap.

3. The first sentence of the “Principal investment strategies” section of the Summary states that “the fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in common stocks of small capitalization U.S. companies.” Disclose in the Summary or the statutory prospectus how the Fund is defining “U.S. companies.”

The Registrant is not aware of any legal requirement to define “U.S. companies.” The potential implementation of this comment would require significant input from the Fund’s portfolio management team, Trust officers and the Board of Trustees. As the Registrant is currently subject to the time constraints associated with the production, filing and distribution of the Fund’s May 1, 2025 prospectus, it is not feasible for the Registrant to address the Staff’s comment at this time. However, the Registrant will consider the Staff’s request in connection with further updates to the Registration Statement.

4. The second sentence of the “Principal investment strategies” section of the Summary states that “[t]he fund’s subadviser considers small capitalization companies to be those that, at the time of initial purchase, have a market capitalization generally within the range of the Russell 2000 Growth Index. . . .” Confirm supplementally that the term “generally” refers to the scenario in the fourth and fifth sentences of that paragraph, which state: “Because the fund’s subadviser defines small capitalization companies by reference to an index, the range of market capitalization of companies in which the fund invests may vary with market conditions. The fund may continue to hold securities of companies whose market capitalization was within the range of the Russell 2000 Growth Index at the time of purchase but whose current market capitalization may be outside of that range.”

The Registrant confirms that the word “generally” refers to the scenario discussed in the fourth and fifth sentences of the first paragraph of the Principal Investment Strategies section of the Summary.

5. Will the Fund concentrate in any industry or group of industries? If so, please disclose in the “Principal investment strategies” section of the Summary the industry or group of industries in which the Fund will concentrate.

As a matter of portfolio strategy, the Fund does not concentrate in any industry or group of industries. In addition, the Fund currently does not have 25% or more invested in any industry. Therefore, the Registrant has not added disclosure to the “Principal investment strategies” section of the Summary.

Securities and Exchange Commission

April 28, 2025

6. In the “Principal risks” section of the Summary, the “Recent market events risk” includes a discussion of recently proposed regulations. Please consider whether any portion of this disclosure is outdated.

The Registrant has updated the “Recent Market Events” risk disclosure regarding recently proposed regulations to read as follows:

Regulators in the U.S. have ~~proposed and recently~~ adopted a number of changes to regulations involving the markets and issuers, some of which apply to the fund. The full effect of various newly-adopted regulations is not currently known. ~~Additionally, it is not clear whether the proposed regulations will be adopted. However, d~~ Due to the broad scope of the ~~new and proposed~~ regulations being adopted, certain of these changes to regulations could limit the fund’s ability to pursue its investment strategies or make certain investments or may make it more costly for the fund to operate, which may impact performance. Additionally, it is possible that recently adopted regulations could be further revised or rescinded, which creates material uncertainty regarding their impact to the fund.

7. The last sentence under “Industrials sector risk” there is a reference to the various industries that comprise the Industrials sector. Disclose whether the Fund will concentrate in these or other industries.

The Fund will not concentrate in these or other industries. Therefore, the Registrant has not added related disclosure to the “Principal investment strategies” or Principal risks” sections of the Summary.

8. In the “Performance” section of the Summary, in connection with the discussion of predecessor performance, the Fund should represent supplementally that it has the records necessary to support the calculation of performance.

In accordance with the requirements of Form N-1A, Item 4(b)(2), the “Performance” section of the Summary discloses the performance of the Fund, not predecessor performance. The Fund represents that it has the records to support the calculation of the Fund’s performance reflected in this section.

9. In the “Performance” section of the Summary, include a clear statement that the prior performance represents the historical performance of similarly managed accounts and is not the Fund’s performance.

In accordance with the requirements of Form N-1A, Item 4(b)(2), the “Performance” section of the Summary discloses the performance of the Fund, not predecessor performance. Accordingly, the Registrant has not updated the disclosure to include the requested statement.

10. In the “Additional Information About the Fund” section of the statutory prospectus, as appropriate, update the information regarding the reorganization of the Fund into the Carillon Chartwell Small Cap Growth Fund (“Reorganization”).

Securities and Exchange Commission

April 28, 2025

The Registrant has updated the disclosure regarding the Reorganization as follows:

On November 14-15, 2024, the Board of Trustees of the Trust approved a Plan of Reorganization and Termination (the “Reorganization Plan”) pursuant to which the Carillon Chartwell Small Cap Fund, formerly the Carillon Scout Small Cap Fund (the “Fund”), would be reorganized into the Carillon Chartwell Small Cap Growth Fund (the “Acquiring Fund”) (the “Reorganization”). The Reorganization is currently expected to occur on or about October 17, 2025. The Fund will continue to accept purchases of Fund shares and exchanges into the Fund until October 3, 2025.

The Reorganization Plan, which sets forth the terms of the Reorganization, provides for: (1) the transfer of the Fund’s assets to the Acquiring Fund and the Acquiring Fund’s assumption of the Fund’s liabilities in exchange solely for shares of beneficial interest (“shares”) of the Acquiring Fund that correspond to each class of shares of the Fund; and (2) the Fund to distribute the shares of the Acquiring Fund received by the Fund to its shareholders in complete liquidation of the Fund and in cancellation of all of the Fund’s shares. Each shareholder of the Fund will receive the number of full and fractional shares of each class of the Acquiring Fund equal in value to the full and fractional shares of the corresponding class of the Fund held by the shareholder prior to the Reorganization. The Reorganization is intended to qualify as a tax-free transaction for federal income tax purposes.

It is not necessary for shareholders of the Fund or the Acquiring Fund to approve the Reorganization or take any other action at this time. Shareholders of the Fund will be sent an information statement regarding the Reorganization at a later date.

11. The fourth paragraph of the “Additional Regarding Investment Strategies” section of the statutory prospectus states that [t]he portfolio managers initiate investment ideas opportunistically, when securities are attractively valued, yet concentrate holdings in companies best positioned for rapid growth.” Revise this statement if the Fund will not concentrate in any industry or group industries.

The Registrant has revised the statement noted by the Staff as follows:

The portfolio managers initiate investment ideas opportunistically, when securities are attractively valued, yet ~~concentrate~~ focus holdings in companies best positioned for rapid growth.

12. The fifth paragraph of the “Additional Information Regarding Investment Strategies” section of the statutory prospectus states: “Quantitative analysis: This process includes screening for inexpensive stocks using multiple parameters, and identifying companies priced with secular, sustainable growth, a sound economic foundation and proven management expertise and that offer attractive risk/reward characteristics.” Clarify the terms “multiple parameters,” “sustainable growth,” “sound economic foundation,” and “attractive risk reward characteristics.”

Securities and Exchange Commission

April 28, 2025

As the Registrant is currently subject to the time constraints associated with the production, filing and distribution of the Fund’s May 1, 2025 prospectus, it is not feasible for the Registrant to address the Staff’s comment at this time. Therefore, the Registrant has deleted the fifth paragraph under the “Additional Information Regarding Investment Strategies” section of the statutory prospectus and will consider further edits to this disclosure at a later date.

13. The sixth paragraph of the “Additional Information Regarding Investment Strategies” section of the statutory prospectus includes the following statement: “[t]he research involves understanding the visibility and durability of a company’s growth opportunity, while identifying catalysts that could lead to an acceleration of a company’s growth profile.” Disclose what “visibility” means in this context.

As the Registrant is currently subject to the time constraints associated with the production, filing and distribution of the Fund’s May 1, 2025 prospectus, it is not feasible for the Registrant to address the Staff’s comment at this time. Therefore, the Registrant has deleted the sixth paragraph under the “Additional Information Regarding Investment Strategies” section of the statutory prospectus and will consider further edits to this disclosure at a later date.

14. The seventh paragraph of the “Additional Information Regarding Investment Strategies” section of the statutory prospectus includes the following statement: “[t]he final portfolio will be diversified, investing in companies across each industrial sector.” Revise the disclosure to clarify the sectors referenced in this statement.

As the Registrant is currently subject to the time constraints associated with the production, filing and distribution of the Fund’s May 1, 2025 prospectus, it is not feasible for the Registrant to address the Staff’s comment at this time. Therefore, the Registrant has deleted the seventh paragraph under the “Additional Information Regarding Investment Strategies” section of the statutory prospectus and will consider further edits to this disclosure at a later date.

15. In the “Portfolio Managers” section of the statutory prospectus, consistent with the requirements of Form N-1A, Item 10(a)(2), state the business experience of each portfolio manager during the past 5 years.

The Registrant has revised the disclosure regarding the Fund’s portfolio managers as follows:

Frank L. Sustersic, CFA®, has 35 years of investment experience. Mr. Sustersic has been a Senior Portfolio Manager with Chartwell since October 2016 and has managed the Carillon Chartwell Small Cap Growth Fund since 2022 and the Carillon Chartwell Small Cap Fund since 2025. Mr. Sustersic earned a Bachelor of Science degree in Economics from The University of Pennsylvania and holds a Chartered Financial Analyst designation. From 2014 to February 2016, Mr. Sustersic worked as a Portfolio Manager at Lazard Asset Management. Prior to that, he worked as a Portfolio Manager at Turner Investments from 1994 to March 2014. In addition, Mr. Sustersic worked as a Portfolio Manager at First Fidelity Bank Corporation from 1989 to April 1994. Mr. Sustersic is a member of the CFA® Institute and the CFA® Society of Philadelphia.

Securities and Exchange Commission

April 28, 2025

Theresa H. Tran, CFA®, has 20 years of investment experience. Ms. Tran has been a Portfolio Manager/Senior Analyst with Chartwell since July 2022 and has managed the Carillon Chartwell Small Cap Growth Fund since 2022 and the Carillon Chartwell Small Cap Fund since 2025. Ms. Tran earned a Bachelor of Business Administration degree from Temple University, Fox School of Business and holds a Chartered Financial Analyst designation. From 2020 to June 2022, Ms. Tran worked as an Equity Research Analyst at Voya Investment Management. Prior to that, she worked as an Investment Analyst from 2017 to March 2020 at Chartwell. In addition, Ms. Tran was previously employed at Merck & Co., Inc. from 2016 – August 2017 where she served as Associate Director of Strategy and Planning; American Century Investments from 2015 – May 2016 where she served as an Investment Analyst; Turner Investments from 2007 – May 2014 where she served as an Analyst; and Towers Watson from 2004 to June 2007 where she served as a Health and Welfare Associate. Ms. Tran is a member of the CFA® Institute and the CFA® Society of Philadelphia.

16. In the “Investment Limitations” section of the Fund’s Statement of Additional Information, affirmatively state whether the Fund will concentrate in any industry or group of industries.

The Registrant has added the following statement to the end of the paragraph preceding the list of the Fund’s fundamental investment policies:

No Fund will concentrate in any industry or group of industries except as disclosed herein.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Susan L. Walzer
Ludmila M. Chwazik
Carillon Tower Advisers, Inc.